INVEST IN **SKYGOAL INC**

Shaping the Future of Education, Powered by Artificial Intelligence (AI) for Personalized Learning


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Welcome To SkyGoal Education
Skygoal is an extensive search engine for the students, parents, and education industry players who are seeking information .
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skygoal.education Delaware City DE

Software | Technology | App | Education | Crowdfunding

LEAD INVESTOR

Rajkumar Ananthu

I am a first time investor and I experienced the pain point which SKYGOAL is trying to solve. EdTech industry is expected to grow to be a billion dollar market and a company like SKYGOAL have a good scope for growth. Not only SKYGOAL is an extensive search engine to help student(s) to get information about colleges/institutes, it has different verticals of business like webinars offering high quality training classes to students from industry experts etc., I truly believe that the team at SKYGOAL is very passionate and enthusiastic and they are going to make a student life easier in his/her career path and thus grabbing the potential Edtech market share.

Invested $1,400 this round

Highlights

1. 🧑‍🎓30k+ Pre-registered users
2. 💰$400+ Billion of market opportunity (by 2030)
3. 💡Received Technical infrastructure grants from AWS, GOOGLE, MongoDB
4. 🤝Strategic Partnerships with more than 250+ organizations / educational institutes
5. 🚀Presence in INDIA & USA
6. 🏆Recognized by the Government of India under the Startup India program
7. IBM Authorized Career Education Partner

Our Team



Sai Krishna Musunuru FOUNDER & CEO

Built 2 tech startups generating revenue of $100k | Oracle Certified Cloud Associate, IBM Watson Developer, Consultant for many startup companies, Worked as Technical consultant for USA & Australia Clients.

Back in 2016 when I was a student, I faced all these problems as a student. I failed in choosing the right college, which potentially impacted my career with no internship opportunities, scholarships, & no guidance on what skills should I need to pursue to get a good job? We built the Skygoal platform to solve all these misfortunes.



MRUDULA MUCHERLA Chief Operating Officer

Experienced Chief Operating Officer with a demonstrated history of working in the software industry. Managing people and development of organization of our company's software products.



Sri Nagesh KOTIPALLI Co-Founder & Project Manager (Tech)

What makes me a great fit for project management is my ability to direct and communicate well with people of various backgrounds. Designed and developed BBA Notes – an app for BBA students, which is being used by more than 31k+ students around India.

Pitch



The Problem

1. Spending hours of time on internet to finding best colleges,universities
2. Students are quite young, inexperienced and raw to take a right decision
3. Students are under a lot of pressure these days because of budget cuts in education

Solution







A Cross Platform ai application that helps students save their time and finds best college suitable for them

A Platform where they learn skills accoding to Industry need and help in getting Job

Help them getting Admission to find best fit for them

Demand of Ed-tech Platform



Market Size

$1.96 B in 2021 , Expected to reach $4B+ in 2025

Business Model







We earns $150-$400 on every Admission.

We earn $70 -$500 every Course sell.

Earning from Lead Generation,Advertising,Course Sell,Subscription


Propietary Technology / Expertise
• AI Platfrom search engine for students and job seekers
• Web Page and App AI Integrated


Competition
Udacity - Provides Online classes and recorded lectures
Coursera - Works with universities and other organizations to offer online courses, certifications, and degrees in a variety of subjects
Collegedekho.com - Provides College around globe according to Students demand


Why us?
We provide online classes with collaboration of schools and online individual also.
Our AI Platform helps student and Job seeker learn skills which are in high demand with experienced faculty to make them fit in this competitive world
AI Platform which helps students choose their colleges according to their expertise and saves their time


Go-to Market Plan
Customer Acqusition Channels
Digital Marketing(Linkedin,Facebook,Instagram,youtube,twitter,etc.,), influencer(Youtube,Instagram) ,Blog,etc.,
Campus Ambassador, Referrals bonus , Meetup group etc.,


Founding Team

MUSUNURU SAI KRISHNA - CEO

MUCHERLA MRUDULA - COO

KOTIPALLI SRI NAGESH - Project manager

Fundraising and Milestones

$150k

At a valuation of $5M
Safe note

Fund Will be used in Marketing,Hiring team ,Managements